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                                   EXHIBIT 21

               Subsidiaries of WorldPages.com, Inc.

ACG Acquisition II Corp., a Delaware corporation
ACG Acquisition VI Corp, a Delaware corporation (as of February 23, 2000, ACG
   Acquisition VI Corp. merged with and into Web YP, Inc., a Texas corporation) ACG Acquisition VII Corp., a Delaware corporation (as of February 23, 2000,
   ACG Acquisition VII Corp. merged with and into Big Stuff, Inc., a Texas corporation)
ACG Exchange Company, a corporation organized in the Province of Nova Scotia ACG Holding Company, a corporation organized in the Province of Nova Scotia Advanced Communications Corp., a Delaware corporation
Great Western Directories, Inc., a Texas corporation
1+ USA V Acquisition Corp., a Delaware corporation